Free Writing Prospectus filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement, dated September 10, 2018, to the Prospectus dated August 14, 2017

Registration Statement No. 333-219941

DXC Technology Company

Final Term Sheet

September 19, 2018

This final term sheet supplements, and should be read in conjunction with, DXC Technology Company’s preliminary prospectus supplement dated September 10, 2018 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated August 14, 2017 and the documents incorporated by reference therein. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	DXC Technology Company

Title of Securities:	1.750% Notes due 2026 (the “Notes”)

Principal Amount:	€650,000,000

Maturity Date:	January 15, 2026

Coupon (Interest Rate):	1.750%, accruing from September 26, 2018, short first coupon

Price to Public:	99.820%

Underwriting Discount:	0.450%

Price to Issuer:	99.370%

Yield to Maturity:	1.777%

Reference Mid-swaps Rate:	0.677%

Spread to Mid-swaps:	+110 basis points

Spread to Benchmark Bund:	+165.8 basis points

Benchmark Bund:	DBR 1.000% due August 15, 2025

Benchmark Bund Price and Yield:	106.050%; 0.119%

Interest Payment Dates:	Annually on January 15 of each year until maturity, commencing January 15, 2019

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Optional Redemption:	Redeemable, in whole or in part, at the Company’s option, at any time or from time to time prior to October 15, 2025 (the “Par Call Date”) at a redemption price equal to the greater of: (a) 100% of the principal amount of the notes to be redeemed; and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of the notes calculated as if the maturity date of the notes was the Par Call Date (excluding any portion of such interest accrued as of the redemption date) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) of the notes being redeemed at the Comparable Government Bond Rate plus 30 basis points; plus accrued and unpaid interest thereon to but excluding the date of redemption. On or after the Par Call Date, the notes will be redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to but excluding the date of redemption.

Use of Proceeds:	To repay outstanding indebtedness to the extent of the net proceeds, including the €400 million aggregate principal amount of outstanding borrowings under the Company’s EUR Term Facility with any remainder applied to other outstanding indebtedness; however, depending on prevailing interest rates and other market conditions, the Issuer may choose to use the net proceeds for working capital and general corporate purposes, including, but not limited to, the repayment of other outstanding indebtedness.

Trade Date:	September 19, 2018

Settlement Date:	September 26, 2018 (T+5)

Listing:	Application will be made to list the Notes on the New York Stock Exchange

Ratings:*	Baa2 (Stable) by Moody’s Investors Service, Inc. BBB (Stable) by Standard & Poor’s Ratings Services BBB+ (Stable) by Fitch, Inc.

ISIN / Common Code / CUSIP:	XS1883245331 / 188324533 / 23355LAH9

Active Bookrunners:	Mizuho International plc RBC Europe Limited

Joint Bookrunners:	Citigroup Global Markets Limited Lloyds Bank Corporate Markets plc Merrill Lynch International MUFG Securities EMEA plc

Senior Lead Managers:	Barclays Bank PLC Commerzbank Aktiengesellschaft NatWest Markets Plc PNC Capital Markets LLC Scotiabank Europe plc SMBC Nikko Capital Markets Limited

Lead Managers:	Danske Bank A/S

Goldman Sachs & Co. LLC J.P. Morgan Securities plc The Toronto-Dominion Bank Wells Fargo Securities International Limited

Co-Managers:

BNP Paribas

BNY Mellon Capital Markets, LLC

Commonwealth Bank of Australia

DBS Bank Ltd.

Fifth Third Securities, Inc.

ING Bank N.V., Belgian Branch

KBC Bank N.V.

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used, but not otherwise defined herein, have the meaning assigned to them in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the documents if you request them by calling Mizuho International plc at +44-207-090-6698 or RBC Europe Limited at 1-866-375-6829.

This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer to buy securities described herein can be accepted, and no part of the purchase price thereof can be received, unless the person making such investment decision has received and reviewed the information contained in the relevant offering memorandum in making their investment decisions. This communication is not intended to be a confirmation as required under Rule 10b-10 of the Securities Exchange Act of 1934, as amended. A formal confirmation will be delivered to you separately. This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (“KID”) has been prepared as the Notes are not available to retail investors in the EEA.

The communication of this final term sheet and any other document or materials relating to the issue of the Notes is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s

Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes are only available to, and any investment or investment activity to which this final term sheet relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this final term sheet or any of its contents.

Notification under Section 309B(1)(c) of the SFA – The Company has determined that the notes are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.